Exhibit 99.1

MOUNTAIN PROVINCE DIAMONDS INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general meeting (the “Meeting”) of the shareholders of Mountain Province Diamonds Inc. (“Mountain Province” or the “Corporation”) will be held at Fairmont Waterfront, 900 Canada Place Way, Vancouver, British Columbia V6C 3L5, on Tuesday June 19, 2018 at 1:00 p.m. (Pacific time) for the following purposes:

(a)	to receive and consider the consolidated audited financial statements of Mountain Province for the year ended December 31, 2017, together with the report of the auditors thereon;

(b)	to elect directors for the ensuing year;

(c)	to re-appoint the auditors of Mountain Province and to authorize the directors of Mountain Province to fix the auditors’ remuneration; and

(d)	to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

This notice is accompanied by a management information circular, either a form of proxy for registered shareholders or a voting instruction form for beneficial shareholders, and, for those registered shareholders who so requested, a copy of the audited annual consolidated financial statements and management’s discussion and analysis (“MD&A”) of the Corporation for the year ended December 31, 2017 (collectively, the “Meeting Materials”). Shareholders are able to request to receive copies of the Corporation’s annual report (including audited consolidated financial statements and MD&A) and/or interim consolidated financial report and MD&A by marking the appropriate box on the form of proxy or voting instruction form, as applicable. The audited annual consolidated financial statements and MD&A of the Corporation for the year ended December 31, 2017 are being sent to those shareholders who have previously requested to receive them. Otherwise, they are available upon request to the Company at info@mountainprovince.com or they can be found on SEDAR at www.sedar.com, or on the Company’s website at www.mountainprovince.com.

This year, as described in the notice and access notification mailed to shareholders of the Corporation, the Corporation has decided to deliver the Meeting Materials to shareholders by posting the Meeting Materials on SEDAR at www.sedar.com and on its website (www.mountainprovince.com). The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and it will also reduce the Corporation’s printing and mailing costs.

The Meeting Materials will be available on the Corporation’s website as of May 15, 2018, and will remain on the website for one full year thereafter. The Meeting Materials will also be available on SEDAR at www.sedar.com as of May 15, 2018.

Shareholders who wish to receive paper copies of the Meeting Materials may request copies from the Corporation by calling toll-free in North America at 1-855-561-4524 or by email at info@mountainprovince.com. Meeting Materials will be sent to such shareholders at no cost to them within three business days of their request, if such requests are made before the Meeting.

Shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the enclosed form of proxy or voting instruction form, as applicable, so that as large a representation as possible may be had at the Meeting.

The Board of Directors of the Corporation has fixed the close of business on May 10, 2018 as the record date, being the date for the determination of the registered holders of common shares entitled to receive notice of, and to vote at, the Meeting and any adjournment thereof.

The Board of Directors of the Corporation has fixed close of business (Eastern Daylight Time) on June 15, 2018, or no later than 48 hours before the time of any adjourned Meeting (excluding Saturdays, Sundays and holidays), as the time before which proxies to be used or acted upon at the Meeting or any adjournment thereof shall be deposited with the Corporation’s transfer agent.

If you have any questions relating to the Meeting, please contact the Corporation by calling toll-free in North America at 1-855-561-4524 or by email at info@mountainprovince.com.

Shareholders who are unable to attend the Meeting in person are requested to complete, date, sign and send the enclosed form of proxy to Computershare Investor Services Inc. so that as large a representation as possible may be had at the Meeting.

DATED at Toronto, Ontario this 10th day of May, 2018.

BY ORDER OF THE BOARD OF DIRECTORS

“David Whittle”

David Whittle
Interim President and Chief Executive Officer